Exhibit (a)(30)


           HOREJSI TRUSTS EXTEND THEIR TENDER OFFER FOR SHARES OF
      NEUBERGER BERMAN REAL ESTATE INCOME FUND INC. AND REDUCE THE NUMBER
                       OF SHARES BEING SOUGHT IN THE OFFER

BOULDER, CO, January 25, 2005 - The Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B (the "Horejsi Trusts") announced today that they are extending their tender offer to purchase shares of common stock of Neuberger Berman Real Estate Income Fund Inc. (NYSE: NRL) to 5:00 p.m. New York City time on Tuesday, May 24, 2005, to allow time for the Trusts to obtain a court ruling invalidating the Fund's stockholder rights agreements, or "poison pills."

The Trusts initiated their tender offer on September 10, 2004, offering to purchase up to 1,825,000 shares of the Fund's common stock at a price of $19.89 per share net to the seller in cash. On September 23, 2004 the Fund's Board announced its opposition to the Trusts' tender offer and took a series of steps designed to defeat the offer. The Trusts responded to these defensive measures by filing counter-claims against the Fund on October 6, 2004 seeking, among other things, to invalidate both the Fund's poison pill and the Fund's attempt to apply Maryland's control share statute to the Trusts and their offer. The district court upheld the validity of the poison pill in a declaratory judgment order issued on October 22, 2004. In its declaratory judgment order, the court did not rule on the applicability of the Maryland control share statute, but commented that "it would seem unfair to allow NRL to invoke [the control share statute] against the Trusts under these circumstances."

The Trusts have appealed the district court's declaratory judgment order on the poison pill to the United States Court of Appeals for the Fourth Circuit. The Fund's poison pill expired on January 21, 2005, as required by federal law. However, on January 18, 2005 the Fund's Board adopted a new poison pill that is virtually identical to the first poison pill. The second poison pill is scheduled to expire on May 18, 2005. The Trusts do not expect to consummate their offer unless they are successful in obtaining a judgment invalidating the second poison pill (and similar poison pills that the Fund may adopt in the future) and finding that the Maryland control share statute does not apply to the Trusts and their offer.

In light of the adoption of the second poison pill and the ongoing court activity, the Trusts have extended their offer to 5:00 p.m. New York City time on Tuesday, May 24, 2005. In addition the Trusts have decreased the number of shares they are seeking to purchase in the offer from 1,825,000 to 1,615,000. This change reflects a reduction in the number of outstanding shares of the Fund's common stock as a result of the closing of the Fund's issuer self tender offer on October 19, 2004. The number of shares the Trusts are offering to purchase, plus the number of shares they already own, will constitute a majority of the shares currently outstanding.

The Trusts are amending their tender offer statement on file with the Securities and Exchange Commission to reflect the extension of their offer, the decrease in the number of shares they are offering to purchase and other relevant information.

Each security holder of Neuberger Berman Real Estate Income Fund Inc. should read the tender offer statement filed with the Securities and Exchange Commission by the Lola Brown Trust No. 1B and the Ernest Horejsi Trust No. 1B and other relevant documents filed with the Securities and Exchange Commission because they contain important information about the tender offer. Security holders of Neuberger Berman Real Estate Income Fund Inc. can obtain the tender offer statement and other documents that are filed with the Securities and Exchange Commission for free on the Securities and Exchange Commission's web site at http://www.sec.gov.


Contact:
Stephen C. Miller
Lola Brown Trust No. 1B
Ernest Horejsi Trust No. 1B
(303) 442-2156